3-1-02

02026529

1-14838

FORM 6-K

RECD S.E.C.
MAR 1 5 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March 2002

Rhodia

(Translation of registrant's name into English)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures: A press release dated March 14, 2002, announcing Rhodia's intention to sell its latex paper assets to Raisio.

Rhodia

PRESS RELEASE
(Embargo Thursday March 14, 2002 – 8.30 am)

RHODIA INTENDS TO SELL ITS LATEX PAPER ASSETS TO RAISIO

Paris, March 14, 2002 – Rhodia announced today that it has signed a letter of intent to sell to the Finnish group Raisio Chemicals its 50% share of Latexia, a joint-venture created with Raisio in 2000 to produce and market latex for the paper industry, and certain paper latex production assets that were not previously integrated when the joint-venture was created. Both parties plan to finalize this transaction by this summer.

This sale is in accordance with Rhodia's strategy to divest non-core businesses. In addition to continuing to offer solutions to the high value added segment of industrial paints, Rhodia will focus on developing its performance latex products which are sold to the decorative paints and construction materials markets. The performance latex activities represent approximately 180 million euros, or 30% of Rhodia PPMC's annual turnover.

Latexia is the world's second largest supplier of latex for paper coating applications with a turnover of 200 million euros and employs approximately 200 people.

* * *

Latexes are polymers in emulsion with strong binding powers which enable a wide range of applications. They are used for paper coatings applications mainly to increase both the printing quality of paper and the sheet's properties.

Rhodia PPMC *offers a wide range of products, services and technologies (performance latex, tolonates...) for the industrial and decorative coating, and construction industries. Rhodia's innovative solutions meet the needs of manufacturers for performance and environmental responsibility.*

Rhodia *is one of the world's leaders in specialty chemicals providing products and services to the automotive, health care, fragrance, apparel, electronics, personal care and environmental markets. Rhodia generated net sales of 7.2 billion euros in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.*

Contacts

Press Relations
Jean-Christophe Huertas Tel : +33 1 55 38 42 51
Lucia Dumas Tel : +33 1 55 38 45 48

Investor Relations
Angélina Palus Tel : +33 1 55 38 42 99
Sylvie Marchal Tel : +33 1 55 38 41 79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2002

RHODIA

By: ____________________
Name: Pierre PROT
Title: Chief Financial Officer